FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH, 2008

     LUND GOLD LTD. (File #0-29960)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

  Lund Gold Ltd. – BC Form 53-901F, Material Change Report,
  Lund Gold Ltd. – BC Form 53-901F, Material Change Report.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.
(Registrant)

Date: April 8, 2008	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

April 8, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Lund Gold Ltd. – (File #0-29960)
Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek
President

Enclosures

cc:	OTCBB Filings, Attention: Ms. Pam Morris
Miller Thomson, Attention: Mr. Peter McArthur

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may beused if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Lund Gold Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

February 28, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces option agreement with Noront Resources Ltd.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March, 2008.

LUND GOLD LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free	(877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

February 28, 2008	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

OPTION AGREEMENT
WITH NORONT RESOURCES LTD. TO ACQUIRE 50%
OF 13 CLAIM BLOCKS IN “RING OF FIRE”

Further to its news release of February 4, 2008, Lund Gold Ltd. (TSX-V: LGD) (“Lund”) is pleased to report that approval has been received from the TSX Venture Exchange pursuant to an option agreement between Lund and Noront Resources Ltd. (“Noront”), a TSX Venture listed company, whereby Lund has been granted the option to acquire a 50% legal and beneficial interest in 13 claim blocks covering a total of 169 units in the ‘Ring of Fire’, McFauld’s Lake, Ontario, near Noront’s nickel copper discovery.

Pursuant to the option agreement, Lund has issued to Noront an aggregate of 400,000 common shares of Lund, which are subject to a four month hold period expiring on June 28, 2008. Lund is required to incur aggregate exploration expenditures on the property of $3.5 million over a three year period. Upon Lund’s earning its 50% interest in the property, Lund and Noront shall form a joint management committee to further develop the property as a joint venture with Noront continuing to act as the operator.

Chet Idziszek, President of Lund, stated, “Noront’s recent announcement of a second massive sulphide discovery at its Double Eagle project provides further evidence of the potential for numerous ore deposits in the McFauld’s Lake district. According to Noront, preliminary data from an airborne geophysical survey of the ground we have optioned are expected shortly, and will be an important input to our $1,000,000 program this year.” To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

___”Chet Idziszek”____
Chet Idziszek,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free	(877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

February 28, 2008	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

OPTION AGREEMENT
WITH NORONT RESOURCES LTD. TO ACQUIRE 50%
OF 13 CLAIM BLOCKS IN “RING OF FIRE”

Further to its news release of February 4, 2008, Lund Gold Ltd. (TSX-V: LGD) (“Lund”) is pleased to report that approval has been received from the TSX Venture Exchange pursuant to an option agreement between Lund and Noront Resources Ltd. (“Noront”), a TSX Venture listed company, whereby Lund has been granted the option to acquire a 50% legal and beneficial interest in 13 claim blocks covering a total of 169 units in the ‘Ring of Fire’, McFauld’s Lake, Ontario, near Noront’s nickel copper discovery.

Pursuant to the option agreement, Lund has issued to Noront an aggregate of 400,000 common shares of Lund, which are subject to a four month hold period expiring on June 28, 2008. Lund is required to incur aggregate exploration expenditures on the property of $3.5 million over a three year period. Upon Lund’s earning its 50% interest in the property, Lund and Noront shall form a joint management committee to further develop the property as a joint venture with Noront continuing to act as the operator.

Chet Idziszek, President of Lund, stated, “Noront’s recent announcement of a second massive sulphide discovery at its Double Eagle project provides further evidence of the potential for numerous ore deposits in the McFauld’s Lake district. According to Noront, preliminary data from an airborne geophysical survey of the ground we have optioned are expected shortly, and will be an important input to our $1,000,000 program this year.” To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of
LUND GOLD LTD.

___”Chet Idziszek”____
Chet Idziszek,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Lund Gold Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

March 20, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces private placement.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March, 2008.

LUND GOLD LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free	(877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

March 20, 2008	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

LUND ARRANGES PRIVATE PLACEMENTS TO RAISE $2.5 MILLION

Lund Gold Ltd. (TSX-V: LGD) (“Lund”) is pleased report that it has, subject to regulatory approval, arranged a brokered private placement of up to $2,000,000 of common share units and flow-through units. A maximum of $1,570,000 of these gross proceeds may be raised through the sale and issuance of flow-through units. The flow-through units will be issued at a price of $0.30 and the common shares will be issued at a price of $0.24. The gross proceeds will be used primarily to fund exploration work on its McFaulds Lake Property. Lund has been granted the option, from Noront Resources Ltd., to acquire a 50% legal and beneficial interest in 13 claim blocks covering a total of 169 units in the ‘Ring of Fire’, McFaulds Lake, Ontario, near Noront’s nickel copper discovery.

Each unit will consist of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional common share of Lund at $0.40 per share for a period of no longer than two years from the closing date. J.F. Mackie & Company Ltd. of Calgary, Alberta, has agreed to act as Lund’s agent in respect of the brokered placement and will receive an 8% cash commission and broker warrants equal to 10% of the number of units sold under this placement. Each broker warrant will entitle the purchase of one Lund share at a price of $0.24 per share for a period of two years from the closing date.

Lund is also pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of up to 1,100,000 flow-through units and up to 858,000 common share units on the same terms as the brokered private placement, for aggregate proceeds of up to $535,920. The closing of the non-brokered private placement shall occur on the same closing date as the brokered private placement, but the brokered private placement is not contingent on the Corporation closing the non-brokered private placement. A finder’s fee will also be payable to an arm’s length third party in respect of this private placement.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of LUND GOLD LTD.

“Chet Idziszek”
Chet Idziszek,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE